5/10

05009552

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME **Grand Banks Energy Corporation**

*CURRENT ADDRESS **444 – 5th Avenue SW, Suite 1600**

Calgary, AB T2P 2T8

**FORMER NAME

PROCESSED

**NEW ADDRESS

JUL 11 2005

THOMSON FINANCIAL

FILE NO. 82- 34896

12-31-04

FISCAL YEAR 2004

* Complete for initial submissions only

** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	X
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF / BY: S. Min

DATE: 05/17/05

82-34896

AR/S

12-31-04

Management Report

The accompanying consolidated Financial Statements of Grand Banks Energy Corporation are the responsibility of Management. The consolidated Financial Statements have been prepared by Management in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect Management's best judgements. Financial information contained throughout the annual report is consistent with these Consolidated Financial Statements.

The policy of the Company is to maintain the highest standard of ethics in all its activities. The Company has developed and maintains an extensive system of internal controls that provides reasonable assurance that all transactions are accurately recorded, that the Consolidated Financial Statements realistically report the Company's operating and financial results and that the Company's assets are safeguarded.

The Company's Board of Directors has approved information contained in the Consolidated Financial Statements. The Board of Directors fulfils its responsibility regarding the Consolidated Financial Statements mainly through its Audit Committee, which has a written mandate and is composed of three independent directors. The Audit Committee meets at least on a quarterly basis.

BDO Dunwoody LLP, an independent firm of Chartered Accountants, was appointed by a vote of shareholders at the Company's last annual meeting to audit the Consolidated Financial Statements and provide an independent opinion.

E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer
Calgary, Alberta
April 20, 2005.

Grand Banks Energy Corporation
Financial Statements
For years ended December 31, 2004 and 2003

Contents

BDO

BDO
Driving growth

BDO Dunwoody LLP
Chartered Accountants
and Consultants

1900, 801 – 6 Avenue S.W.
Calgary, Alberta Canada T2P 3w2
Telephone: (403) 266-5608
Fax: (403) 233-7833

Auditors' Report

To the Shareholders of
Grand Banks Energy Corporation

We have audited the balance sheets of Grand Banks Energy Corporation as at December 31, 2004 and 2003 and the statements of operations and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

Signed "BDO Dunwoody LLP"

Chartered Accountants

Calgary, Alberta
March 11, 2005

Grand Banks Energy Corporation
Balance Sheets

As at December 31	2004	2003 (restated Note 3)
Assets		
Current		
Cash and short-term investments	**$ 6,851,635**	$ 7,277,787
Accounts receivable	**852,046**	211,263
Cash calls receivable	**925,633**	160,187
Prepaid expenses and advances	**63,379**	8,936
Share purchase loans receivable (Note 9)	**213,750**	-
	8,906,443	7,658,173
Property and equipment (Note 4)	**15,740,252**	3,392,707
	$ 24,646,695	$ 11,050,880
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**$ 5,104,788**	$ 188,526
Asset retirement obligation (Note 6)	**340,700**	201,100
	5,445,488	389,626
Shareholders' equity		
Equity instruments (Note 7(b))	**18,158,542**	11,493,121
Share purchase loans (Note 9)	**(142,500)**	-
Contributed surplus (Note 8)	**1,107,221**	89,270
Retained earnings (deficit)	**77,944**	(921,137)
	19,201,207	10,661,254
	$ 24,646,695	$ 11,050,880

On behalf of the Board:

Signed "Edward C. McFeely" Director
Edward C. McFeely

Signed "W.J. McNaughton" Director
W.J. McNaughton

The accompanying notes are an integral part of these financial statements.

BDO

For the year ended December 31	2004	2003 (restated Note 3)
Revenue		
Crude oil and liquids	$ 1,176,976	$ 528,442
Natural gas	1,120,116	648,705
Royalty income	114,068	20,247
Processing income	2,526	-
Interest income	176,515	43,560
	2,590,201	1,240,954
Less: royalties	(435,895)	(181,443)
	2,154,306	1,059,511
Expenses		
Accretion of asset retirement obligation (Note 6)	22,150	16,000
Depletion and amortization	871,713	502,432
General and administrative	831,219	1,098,565
Interest	173,072	8,862
Production	498,120	291,763
Stock compensation	1,017,951	67,570
	3,414,225	1,985,192
Net loss before taxes	(1,259,919)	(925,681)
Future income tax recovery (Note 10(a))	2,259,000	-
Net income (loss) for the year	999,081	(925,681)
Deficit, beginning of year as originally reported	(897,981)	(32,795,106)
Change in accounting policy (Note 3)	(23,156)	4,544
Deficit, beginning of year as restated	(921,137)	(32,790,562)
Reduction in stated capital (Note 7(j))	-	32,795,106
Retained earnings (deficit) end of year	$ 77,944	$ (921,137)
Earnings (loss) per share - basic and diluted	$ 0.05	$ (0.10)
Weighted average number of shares	18,800,917	8,935,064

The accompanying notes are an integral part of these financial statements.

Grand Banks Energy Corporation
Statements of Cash Flows

For the year ended December 31	2004	2003 (restated Note 3)
Cash flows from operating activities		
Net income (loss) for the year	$ 999,081	$ (925,681)
Adjustments for:		
Stock compensation	1,017,951	67,570
Depletion and amortization	871,713	502,432
Accretion of asset retirement obligation (Note 6)	22,150	16,000
Asset retirement costs	(405)	(2,687)
Future income tax recovery	(2,259,000)	-
Funds generated from operations	651,490	(342,366)
Changes in non-cash operating working capital balances (Note 15)	462,193	(36,504)
	1,113,683	(378,870)
Cash flows from financing activities		
Share purchase loans (Note 9)	(142,500)	-
Bank indebtedness	-	(144,816)
Issue of shares, net	8,924,421	9,245,272
Change in non-cash working capital	(213,750)	-
	8,568,171	9,100,456
Cash flows from investing activities		
Proceeds on disposal of property and equipment	25,000	-
Additions to property and equipment	(13,126,403)	(1,173,683)
Change in non-cash investing working capital (Note 15)	2,993,397	(270,116)
	(10,108,006)	(1,443,799)
Increase (decrease) in cash and short term investments	(426,152)	7,277,787
Cash and short term investments, beginning of year	7,277,787	-
Cash and short term investments, end of year	$ 6,851,635	$ 7,277,787

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

Grand Banks Energy Corporation's ("Grand Banks" or "The Company") principal business is the exploration, development and acquisition of oil and gas properties. Grand Banks consolidated its common shares on a 5 for 1 basis in May 2003. The shares issued and per share amounts have been restated to post consolidation amounts on a retroactive basis. The Company was originally incorporated on June 25, 1969 under the British Columbia Companies Act and changed its name from Pacific Amber Resources Ltd., to Grand Banks Energy Corporation in 2003. The Company has been continued under the Alberta Business Corporations Act. The Company's common voting shares are listed on the TSX Venture Exchange.

2. Summary of Significant Accounting Policies

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

a) Property, plant and equipment

The Company accounts for crude oil and natural gas properties in accordance with the Canadian Institute of Chartered Accountants' guideline on full cost accounting in the oil and gas industry. Under this method, all costs associated with the acquisition of, exploration for and the development of, natural gas and crude oil reserves, including asset retirement costs, are capitalized.

Costs accumulated within each cost centre are depleted and amortized using the unit-of-production method based on estimated gross (before deduction of royalties) proved reserves. For purposes of this calculation, gas is converted to oil on an energy equivalent basis (6 mcf of natural gas to one barrel of oil). Capitalized costs subject to depletion are net of equipment salvage values and include estimated future costs to be incurred in developing proved reserves. Proceeds from the disposal of properties are normally deducted from the full cost pool without recognition of gain or loss unless that deduction would result in a change to the rate of depreciation, depletion and amortization of 20 percent or greater in which case a gain or loss is recorded.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

2. Summary of Significant Accounting Policies - continued

a) Property, plant and equipment - continued
The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves. If the sum of cash flows is less than the carrying amount, the impairment loss is limited to the amount by which the carrying amount exceeds the sum of: the fair value of proved and probable reserves and the costs of unproved properties that have been subject to a separate impairment test and contain no probable reserves.

Expenditures that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are charged against income.

Office equipment is recorded at cost. Amortization is provided on a declining balance basis over the estimated useful life of the equipment which varies between 20% to 30%.

b) Joint venture operations
Most of the Company's petroleum and natural gas exploration activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

c) Asset retirement obligations
The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred and records a corresponding increase in the carrying value of the related long-lived asset. The fair value is determined through a review of engineering studies, industry guidelines, and management's estimate on a site-by-site basis. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statement of operations under asset retirement obligations. The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. The increase in the carrying value of the asset is amortized using the unit of production method based on estimated gross proven reserves as determined by independent engineers. Actual expenditures incurred are charged against the accumulated obligation.

d) Flow-through shares
Expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are to be renounced to investors in accordance with income tax legislation. Share capital is reduced by the estimated cost of the renounced tax deductions for expenditures renounced.

Effective March 19, 2004, the Company adopted the recommendations of the abstract issued by the Emerging Issues Committee ("EIC") 146. For all flow through offerings after this date, the Company will recognize the tax benefit realized for previously unrecognized tax assets as a result of the flow through offering on its income statement. For previous offerings, the benefit was being recognized through share capital.

e) Future income taxes
The Company uses the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

2. Summary of Significant Accounting Policies - continued

f) Financial instruments
The Company carries a number of financial instruments as detailed on the balance sheet. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

g) Measurement uncertainty
The amounts recorded for depletion and amortization of petroleum and natural gas properties and equipment, the provision for asset retirement obligation and stock based compensation are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes and estimates in future periods could be significant.

The financial statements include accruals based on the terms of existing joint venture agreements. Due to varying interpretations of the definition of terms in these agreements the accruals made by management in this regard may be significantly different from those determined by the Company's joint venture partners. The effect on the financial statements resulting from such adjustments, if any, will be reflected prospectively.

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated asset retirement obligation costs. These costs are accrued on the unit of production basis. Any changes in these estimates will affect future earnings.

Costs attributable to commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company's cash provided by operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, it could be material for any one-quarter or year.

h) Cash and short term investments
Cash and short term investments consists of cash on hand, bank balances (including temporary bank overdrafts), term deposits and investments with maturities of three months or less.

i) Stock based benefit plan
The Company records compensation expense in the financial statements for stock options granted to employees and directors using the fair value method. Fair values are determined using the Black–Scholes option pricing model. Compensation costs are recognized over the vesting period (see Note 11).

j) Per share amounts
Basic earnings per common share is computed by dividing earnings by the weighted average number of common shares outstanding for the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

2. Summary of Significant Accounting Policies - continued

k) Revenue recognition
Revenues associated with the sale of crude oil and natural gas are recorded when the title passes to the customer. Revenues from crude oil and natural gas production from properties in which the Company has an interest with other producers are recognized on the basis of the Company's net working interest. Alberta Royalty Tax Credits are netted against oil and gas royalties. Interest on share purchase loans is recognized as it becomes due.

l) Prepaid expenses and deposits
Prepaid expenses and deposits include payments for insurance premiums and lease rentals that relate to future periods, and deposits paid to various government agencies and other companies for future crown royalties, well and facility operating costs and office lease payments.

m) Hedging
Effective January 1, 2004, the Company has implemented CICA Accounting Guideline (AcG-13), "Hedging Relationships", which is effective for fiscal years beginning on or after July 1, 2003. AcG-13 addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also established conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue accrual accounting for position hedges with derivatives. As at December 31, 2004, there are no hedges in place.

n) Reclassification
Certain information provided for prior years has been reclassified to conform to the presentation adopted in 2004.

3. Accounting Policy Changes

Effective January 1, 2004 the Company adopted new accounting policies relating to the ceiling test (Note 4), asset retirement costs (Note 6), share purchase financing (Note 9), and hedging relationships as recommended by the Canadian Institute of Chartered Accountants as follows:

Effective January 1, 2004, the Company adopted new Canadian accounting guidelines that modify the way the ceiling test is performed on a prospective basis. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the expected fair values of the cash flows from the cost centre's use and eventual disposition. If the carrying value is unrecoverable, the cost centre is written down to its fair value using the expected future cash flow, which is discounted at a risk free rate. There is no impact on the Company's reported financial results as a result of applying the new ceiling test.

3. Accounting Policy Changes - continued

Effective January 1, 2004, the Company adopted the new Canadian accounting standard for asset retirement obligations. The new standard requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using a unit of production method over estimated gross proved reserves. Subsequent to the initial measurement of the asset retirement obligations, the obligations are adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

Upon adoption, all prior periods have been restated for the change in accounting policy. The change results in an increase in accretion and depletion expense and a reduction in net income of $27,700 for the year ended December 31, 2003. The effect of this change on the December 31, 2003 Balance Sheet is an increase in property, plant and equipment of $150,124 an increase in liabilities of $173,280 and an increase to closing deficit of $23,156.

The Company adopted the new Canadian Institute of Chartered Accountants Emerging Issue Committee No. 132 abstract on Share Purchase Financing (EIC-132). This abstract provides interpretive guidance to the accounting requirements for outstanding share purchase loans receivable. The new guidance requires that share purchase loans receivable should be presented as reductions from shareholders' equity unless there is substantial evidence that the borrower, not the Company, is at risk for any decline in the price of the shares, there is reasonable assurance that the Company will collect the full amount of the loan in cash and the loan is in accordance with current arm's length market terms and conditions. This standard also requires the loans to be treated in a manner similar to stock based compensation if the loans are reclassified to equity.

The Company adopted the recommendations of EIC 146 for all flow through offerings completed after March 19, 2004 as detailed in Note 2(d).

4. Property and Equipment

December 31, 2004	**Cost**	**Accumulated Depletion and Amortization**	**Net Book Value**
Furniture and equipment	**$ 86,280**	**$ 27,861**	**$ 58,419**
Petroleum and natural gas properties	**17,916,089**	**2,234,256**	**15,681,833**
	$ 18,002,369	**$ 2,262,117**	**$ 15,740,252**

December 31, 2003	Cost	Accumulated Depletion and Amortization	Net Book Value
Furniture and equipment	$ 41,233	$ 14,348	$ 26,885
Petroleum and natural gas properties	4,741,878	1,376,056	3,365,822
	$ 4,783,111	$ 1,390,404	$ 3,392,707

BDO

4. Property and Equipment - continued

The Company excluded $4,331,000 (2003 – $347,000) of undeveloped properties from the depletion calculation as follows.

Unproven costs		2004		2003
Land	$	**1,006,000**	$	77,000
Geological and geophysical		**651,000**		6,000
Drilling and completion		**2,674,000**		264,000
	$	**4,331,000**	$	347,000

The Company capitalized $303,900 (2003 - $32,100) of general and administrative costs during the year.

The Company performed a ceiling test calculation at December 31, 2004 to assess the recoverable value of its oil and gas properties. The oil and gas future prices are based on the commodity price forecast of the Company's independent reserve evaluators. These prices have been adjusted for heating content, quality and transportation parameters specific to the Company. The following table summarizes the benchmark prices used in the ceiling test calculation.

Year	WTI Oil ($U.S./bbl)	Foreign Exchange Rate	AECO Gas ($Cdn/MMBTU)
2005	42.00	0.82	6.78
2006	40.00	0.82	6.52
2007	37.50	0.82	6.26
2008	35.00	0.82	6.00
2009	33.00	0.82	5.73
2010	33.50	0.82	5.85
Escalate thereafter 2.0% per year			

The undiscounted value of future net revenues from the Company's proved reserves exceeded the carrying value of the oil and gas properties at December 31, 2004.

5. Bank Indebtedness

The Company has a $750,000 (2003 - $750,000) revolving line of credit agreement with a Canadian Chartered Bank. The line of credit bears interest at prime plus 1.5% per annum, secured by the assets of the Company, and is due on demand. The effective rate as at December 31, 2004 was 5.75% (2003 – 6.0%). At December 31, 2004, the Company had drawn $Nil (2003 - $Nil) on the line of credit.

6. Asset Retirement Obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties.

Asset retirement obligation	December 31, 2004	December 31, 2003
Balance, beginning of year	$ 201,100	$ 110,300
Liabilities incurred in year	117,855	77,487
Liabilities settled in year	(405)	(2,687)
Accretion expense	22,150	16,000
Balance, end of year	$ 340,700	$ 201,100

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation is estimated at $571,000 (2003 - $334,000). The obligation was calculated using a credit-adjusted risk free discount rate 8 percent and an inflation rate of 2 percent. It is expected that this obligation will be funded from general company resources at the time the costs are incurred with the majority of costs expected to occur between 2008 and 2014. No funds have been set aside to settle this obligation.

7. Equity Instruments

a) Authorized
The authorized share capital consists of an unlimited number of common shares without nominal or par value.

b) Issued and outstanding

	December 31, 2004		December 31, 2003	
	Number of Shares	Amounts	Number of Shares	Amounts
Balance, beginning of year	15,637,032	$ 11,493,121	5,982,432	$ 34,792,955
Issued on exercise of warrants and options (Note 7(f))	101,000	105,260	946,000	946,000
Flow-through shares issued (Note 7(i))	4,500,000	6,525,000	5,424,200	5,966,620
Issued for cash (Note 7(h)	3,034,267	2,882,554	3,034,400	2,957,680
Issued for property (Note 7(g))	-	-	250,000	250,000
Reduction in stated capital (Note 7(j))	-	-	-	(32,795,106)
Tax effect flow-through shares [(1)]	-	(2,259,000)	-	(214,000)
Future tax benefit recognized	-	-	-	(39,900)
Share issue costs	-	(588,393)	-	(371,128)
Balance, end of year	23,272,299	$ 18,158,542	15,637,032	$ 11,493,121
Weighted average number of common shares	18,800,917		8,935,064	

(1) Calculated at an effective rate of 38.62% on renounced expenditures.
(2) In May 2003 the Company consolidated it's shares on a 5:1 basis and all comparative figures have been restated on a retroactive basis

7. Equity Instruments - continued

c) Flow-through share information

		2004		2003
Carried forward from prior year	$	**5,695,120**	$	248,107
Amount of flow-through shares issued		**6,525,000**		5,966,620
Expenditures incurred		**(7,220,120)**		(519,607)
Remaining obligation end of year	$	**5,000,000**	$	5,695,120

d) Stock options

The Option Plan will allow directors, employees and consultants to be granted incentive based compensation under the Option Plan while allowing a rolling maximum of 10% of the number of issued and outstanding shares from time to time to be granted under the Option Plan. Options granted are non-assignable and non-transferable and, if not exercised, will expire on the earlier of (i) the expiry date of the options which shall not exceed 5 years from the later of either the date of grant or the date of vesting, (ii) 12 months from the date that the optionee ceases to be a director, officer or service provider to the Corporation by reason of death, disability, or retirement, (iii) 30 days from the date the optionee ceases to be a director, officer or service provider to the Corporation by reason of early retirement, voluntary resignation or termination other than for cause, or (iv) immediately on the date the optionee ceases to be a director, officer or service provider by reason of termination for cause. Options may be granted under the Option Plan with no vesting provisions at an exercise price as set by the directors of the Corporation, from time to time, subject to the limitations of any stock exchange on which the Common Shares are listed.

As at December 31, 2004 the Company has the following stock options outstanding:

	Number of Shares		Option Price per Share Range		Weighted Average Exercise Price
Options outstanding, December 31, 2002	500,000	$	1.00	$	1.00
Options – granted	375,000	$	1.00 - 1.15		
- exercised	(410,000)	$	1.00	$	1.00
- expired/cancelled	(40,000)	$	1.00	$	1.00
Options outstanding, December 31, 2003	425,000	$	1.00 - 1.15	$	1.05
Options - granted	**1,625,000**	**$**	**1.05**	**$**	**1.05**
- granted	**150,000**	**$**	**1.15**	**$**	**1.15**
- exercised	**-**				
- cancelled	**(470,000)**	**$**	**1.00 - 1.15**		
Options outstanding, December 31, 2004	**1,730,000**	**$**	**1.00 - 1.15**	**$**	**1.05**

The following table summarizes information about the stock options outstanding at December 31, 2004:

OPTIONS OUTSTANDING				OPTIONS CURRENTLY EXERCISABLE		
Number	Option Price	Weighted Average Exercise Price	Weighted Average Term (years)	Number	Weighted Average Exercise Price	Weighted Average Term (years)
195,000	**$ 1.00**	**$ 1.00**	**3.6 years**	**115,000**	**$ 1.00**	**3.0 years**
1,385,000	**$ 1.05**	**$ 1.05**	**5.4 years**	**461,670**	**$ 1.05**	**4.4 years**
150,000	**$ 1.15**	**$ 1.15**	**5.8 years**	**50,000**	**$ 1.15**	**4.8 years**
1,730,000		**$ 1.05**	**5.2 years**	**626,670**	**$ 1.04**	**4.2 years**

7. Equity Instruments - continued

d) Stock options - continued

The following table summarizes information about the stock options outstanding at December 31, 2003:

OPTIONS OUTSTANDING				OPTIONS CURRENTLY EXERCISABLE		
Number	Option Price	Weighted Average Exercise Price	Weighted Average Term (years)	Number	Weighted Average Exercise Price	Weighted Average Term (years)
275,000	$ 1.10	$ 1.00	4.9 years	95,000	$ 1.00	2.2 years
150,000	$ 1.15	$ 1.15	6.3 years	-	-	-
425,000		$ 1.049	5.4 years	95,000	$ 1.00	2.2 years

e) Warrants

As at December 31, 2004 the Company has the following share purchase warrants outstanding:

Issued	Expiry	Number	Average Price
Warrants outstanding at December 31, 2002		*620,000*	*$1.00*
Issued	May 2005	843,920	$1.25
Exercised in the year		(536,000)	$1.00
Warrants outstanding at December 31, 2003		927,920	$1.23
Issued	August and September 2005	1,517,134	$1.25
Exercised in the year		(84,000)	$1.00
Exercised in the year		(17,000)	$1.25
Warrants outstanding at December 31, 2004		**2,344,054**	**$1.25**

The fair value of each warrant was determined at the grant date using the Black-Scholes model assuming a risk-free interest rate of 4.5% and an expected volatility rate of 103%.

For the year ended December 31, 2004, $682,830 (2003 - $Nil) has been allocated to these share purchase warrants with the corresponding amount charged to share capital.

f) Issued on exercise of warrants and option

During 2004, the Company issued 101,000 (2003 - 946,000) common shares at $1.00 - $1.25 per share for cash on the exercise of warrants and options.

g) Common shares issued for property

In April 2003, the Company closed an agreement for the acquisition of certain oil and gas properties for $250,000. The consideration for the purchase was 250,000 common shares at $1.00 per share.

h) Common shares issued for cash

During 2004, the Company closed two private placements for 3,034,267 (2003 – 3,034,400) shares at $0.95 per share. The 2004 issue of common shares included one half of a share purchase warrant for a term of 18 months with a full purchase warrant exercisable at $1.25 per common share. No value was attributed to the share purchase warrants as this value was not material.

In April 2003, the Company closed a private placement for 1,500,000 shares at $1.00 per share. In November 2003 the Company issued 1,534,400 shares for cash at $0.90 per share for total proceeds of $2,957,680. The November 2003 issue of common shares included one half of a share purchase warrant for a term of 18 months with a full purchase warrant exercisable at $1.25 per common share. No value was attributed to the share purchase warrants as this value was not material.

7. Equity Instruments - continued

i) Flow-through shares issued

During November 2004, the Company issued 4,500,000 flow-through shares at $1.45 per share for gross proceeds of $6,525,000. Subsequent to year end the Company issued 3,000,000 flow-through shares at $1.95 as discussed in Note 16.

During November 2003, the Company issued 5,424,200 flow-through shares at $1.10 per share for gross proceeds of $5,966.620.

j) Reduction in stated capital

In May 2003, the shareholders approved a reduction in stated capital to eliminate the Company's deficit. As a result share capital was reduced by $32,795,106 being the Company's deficit at December 31, 2002.

8. Contributed Surplus

		2004		2003
Balance, beginning of year	**$**	**89,270**	$	21,700
Stock compensation costs		**1,017,951**		67,570
Balance, end of year	**$**	**1,107,221**	$	89,270

9. Share Purchase Loans

The Company granted loans of $356,250 for the purchase of shares to certain employees and a consultant. The loans have a six year term and bear interest at 5.75% per year, require interest only payments for the first year are due March 2010 and are limited recourse to the shares of the Company. The market value of the shares held as collateral for the loans, based on the current trading price, is approximately $618,750. $213,750 of the loans has been recorded as an asset. The remaining $142,500 does not meet the conditions for recognition of an asset and, therefore, have been recorded as a reduction of shareholders' equity and considered to be stock options. They are accounted for in accordance with the Company's stated policy and assumptions for stock-based compensation with an assigned value of $116,915. Subsequent to year end, the repayment of these loans has been extended one year. In February 2005, two loans totaling $213,750 were repaid.

10. Income Taxes

a) The effective tax rate of income tax varies from the statutory rate as follows:

	2004	2003 (restated note 3)
Combined tax rates	**38.6%**	40.6%
Expected income tax provision at statutory rate	**$ (486,581)**	$ (375,826)
Recognition of future tax on flow-through	**2,259,000**	
ARTC	**(9,880)**	(15,513)
Crown charges	**132,269**	70,820
Change in rate	**(23,804)**	(1,730,371)
Resource allowance	**(72,871)**	30,851
Stock compensation	**393,133**	27,447
Other	**1,663**	1,175
Valuation allowance	**66,071**	1,991,417
Actual income tax provision	**$ 2,259,000**	$ -

b) At the end of the year, subject to confirmation by income tax authorities, the Company has the following tax pools available to reduce future taxable income:

	2004	2003
Cumulative Canadian development expenses	**$ 1,260,000**	$ 330,919
Cumulative Canadian exploration expenses	**8,219,000**	6,373,558
Cumulative Canadian oil and gas property expenses	**1,632,000**	721,705
Foreign exploration and development expenses	**9,939,000**	11,047,091
Earned depletion	**391,000**	390,855
Undepreciated capital cost	**1,892,000**	492,083
Non-capital losses carried forward for tax purposes expiring between 2005 and 2014	**12,749,000**	11,813,031
Undeducted share issue costs carried forward	**966,000**	511,723
	$ 37,048,000	$ 31,680,965

The tax benefit of these tax pools in excess of carrying values has not been recognized as a future asset as it does not meet the test of more likely than not realization.

c) The Company has approximately $1,497,000 (2003 - $1,497,000) of capital losses available that have no expiry date and can be used to reduce future capital gains. The tax benefit of these losses has also not been recognized as a future asset as it does not meet the test of more likely than not realization.

10. Income Taxes - continued

d) Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The components of the Company's future income tax assets and liabilities are as follows:

Nature of temporary differences	**2004**	2003
Property and equipment	**$ 2,628,794**	$ 5,526,565
Asset retirement obligation	**117,950**	69,621
Unused non-capital tax losses carried forward	**4,485,335**	4,089,325
Share issue costs	**334,369**	177,159
Alberta Crown royalty income	**23,804**	-
Unused capital losses carried forward	**129,595**	129,595
	7,719,847	9,992,265
Valuation allowance	**(7,719,847)**	(9,992,265)
Future income tax asset (liability)	**$ -**	$ -

11. Stock Compensation

The Company records stock-based compensation expense for all common share options granted to employees and directors after January 1, 2003. Common share options granted prior to January 1, 2003, did not result in a compensation expense.

The fair value of share options granted in the year was estimated using the Black-Scholes option pricing model with the following assumptions:

	2004	2003
Dividend yield	**nil**	nil
Expected volatility	**0.93 – 1.05**	0.06 – 0.10
Risk free rate of return	**4.5%**	4.5%
Weighted average life	**5 years**	5 years

12. Financial Instruments

As disclosed in Note 2(f), the Company holds various forms of financial instruments. The nature of these instruments and the Company's operations expose the Company to fair value, interest rate and industry credit risks. The Company manages its exposure to these risks by operating in a manner that minimizes its exposure to the extent practical.

a) Commodity price risk
The Company will be subject to commodity price risk for the delivery of natural gas and crude oil.

b) Credit risk
A significant portion of the Company's cash is currently held with the same financial institution and, as such, the Company is exposed to concentration of credit risk. Substantially all the Company's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks.

13. Related Party Transactions

Except as disclosed elsewhere in the financial statements the Company had the following related party transactions:

a) The Company paid $42,175 (2003 - $126,490) to a company controlled by a director and/or officer for consulting fees for the period ended December 31, 2004.

b) In April 2003, a director and officer exercised options for 100,000 shares at a price of $1.00 per share.

c) In January 2003, the Company paid $240,000 management consulting fees to two directors and officers all of which was expensed in 2003. In April 2003, the Company paid an additional $240,000 pursuant to consulting agreements on a change of management. This amount was also expensed in 2003. These directors and officers exercised 240,000 warrants and options in January 2003 and 496,000 warrants in April 2003 at a price of $1.00 per share.

d) The Company conducts oil and gas exploration and development activities and related transactions with organizations managed or controlled by directors. These transactions are negotiated and conducted using standard industry agreements and terms.

e) In February 2004, four directors and officers subscribed 1,000,000 units at $0.95 per unit in a private placement.

f) Included in general and administrative expenses is $33,750 (2003 - $Nil) paid for directors fees to independent directors.

g) In January 2004, a resignation settlement of $132,227 was paid the former President and CEO.

h) Included in other income is $17,070 of interest charged on the share purchase loans (Note 9).

All related party transactions are in the normal course of operations and have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties and which is similar to those negotiated with third parties.

14. Commitments

a) The Company has a commitment for office leases which expire between November 2006 and December 2007, as follows:

2005 - $145,000
2006 - $148,000
2007 - $ 85,000

14. Commitments - continued

b) The Company has entered into employment agreements with two executive officers. In addition to defining the terms of employment, the agreement entitles these executives to payments, of one year's compensation on a change of management or control, or for termination without cause. The Company has also entered into a consulting agreement with another executive officer. In addition to defining the terms of this consulting, the agreement entitles this executive to payments of one half years compensation on a termination without cause.

c) The Company has agreed to indemnify certain individuals, who have acted at the Company's request to be officers or directors of the Company, to the extent permitted by law, against any and all damages, liabilities, costs, charges or expenses suffered by or incurred by the individual as a result of their service. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to beneficiary of such indemnification agreement. The Company has purchased various insurance policies to reduce the risks association with such indemnification.

In the ordinary course of business, other indemnifications may have also been provided pursuant to provisions of purchase and sale contracts, service agreements, joint venture agreements, operating agreements and leasing agreements. In these agreements, the Company may have indemnified counterparties if certain events occur. These indemnification provisions vary on an agreement by agreement basis. In some cases, there are no pre-determined amounts or limits included in the indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the maximum potential future amount that the Company could be required to pay cannot be estimated.

15. Statement of Cash Flows

a) Changes in non-cash working capital balances are comprised of:

		2004		2003
Accounts receivable	$	(640,783)	$	(113,760)
Cash calls receivable		(765,446)		-
Prepaid expenses and advances		(54,443)		(165,716)
Share purchase loans		(213,750)		-
Accounts payable and accrued liabilities		4,916,262		(27,144)
		3,241,840		(306,620)
Less amounts related to investing activities		2,993,397		(270,116)
Less amounts related to financing activities		(213,750)		-
	$	462,193	$	(36,504)

b) The non-cash transaction during 2003 was the acquisition of certain oil and gas properties in exchange for 250,000 shares with an attributed value of $250,000. Financing activities in 2003 do not reflect the issue of these shares as well as additions to property and equipment do not include the additions of these assets, as they were non-cash transactions.

c) In 2004, the cash interest paid was $2,695 (2003 - $7,327).

16. Subsequent Event

In March 2005, the Company issued 3,000,000 (flow-through) common shares at a price of $1.95 per share for gross proceeds of $5,850,000.

Grand Banks Energy Corporation
2004 Annual and Fourth Quarter Results
Form 51-102F1

Management Discussion and Analysis

Grand Banks Energy Corporation ("Grand Banks" or "the Company") is an emerging energy corporation engaged in the business of oil and gas exploration, development and production in Western Canada. The Company's core areas are located at the Peace River Arch, West Central and Central regions of Alberta and the Williston Basin area of Saskatchewan and Manitoba. The Company is exploring for new oil and gas reserves in all four of the Western Provinces of Canada.

The discussion and analysis of Grand Banks should be read in conjunction with the audited consolidated financial statements and accompanying notes. In this management discussion and analysis, reserves and production are commonly stated in barrels of oil equivalent (boe) using a conversion of six thousand cubic feet of natural gas being equal to one barrel of oil. The term barrels of oil equivalent may be misleading, particularly if used in isolation. This management discussion and analysis has been approved by the Board of Directors of Grand Banks and includes information to April 12, 2005.

HIGHLIGHTS

During 2004, Grand Banks has put in place key elements for future growth.

- Grew annual average production from 85 boe per day in 2003 to 152 boe per day in 2004;
- Achieved an average December 2004 production rate in excess of 300 boe per day;
- Raised $9.5 million of equity in 2004 and a further $5.85 million in the first quarter of 2005;
- Appointed an experienced and independent Board of Directors;
- Assembled in excess of 15,000 net acres of undeveloped land with significant development opportunities; and
- Formed a new experienced and motivated management team to allow the Company to facilitate growth and value creation.

OPERATIONS UPDATE

During 2004, Grand Banks participated in 18 (8.0 net) wells, of which 5 (4.4 net) were operated by the Company. This program resulted in 5 (3.0 net) dry holes, 3 (1.8 net) wells that were cased as oil wells and 10 (3.2 net) wells were cased as gas wells, for a success rate of 72% (63% net). By the end of the year one (0.5 net) of the oil wells and 5 (1.3 net) of the gas wells had been brought on production. These wells contributed 240 boe per day to Grand Banks' December 2004 average sales rate. One (one net) oil well and 2 (1.2 net) gas wells were brought on production during the first quarter of 2005. The remaining successful wells are expected to come on production in the second and third quarters of 2005.

Grand Banks Energy Corporation
2004 Annual and Fourth Quarter Results
Form 51-102F1

Management Discussion and Analysis

ANNUAL RESULTS

The following table summarizes the results for the years ended December 31.

Sales Volumes:		2004		2003		2002
Natural gas - mcf/day		457		263		107
Crude oil and liquids - bbls/day		68		41		27
Royalty income boe/day		8		-		-
boe per day (6:1)		152		85		45
				Restated		**Restated**
Financial results						
Gross revenues	$	2,590,201	$	1,240,954	$	487,263
Net income (loss)	$	999,081	$	(925,681)	$	(1,702,156)
Net income (loss) per share basic and diluted	$	0.05	$	(0.10)	$	(0.34)
Total assets	$	24,646,695	$	11,050,880	$	2,494,879
Working capital	$	3,801,655	$	7,469,647	$	(259,576)
Asset Retirement Obligation	$	340,700	$	201,100	$	110,300
Flow-through share obligations	$	5,000,000	$	5,695,120	$	248,107

The results for 2002 and 2003 have been restated as a result of changes in accounting policies discussed in Note 3 to the financial statements.

Sales Volumes:
All of the Company's sales volumes consist of light to medium gravity crude oil and natural gas with no heavy oil. Average daily product sales volumes in 2004 were 152 boe per day, up 67 boe per day or 79% from the 85 boe per day in 2003. The increase in sales volumes was due primarily to new wells on stream in the Blueberry, Bonanza, Berland River, and Wood River areas of Alberta, and a full year's production from the Wizard Lake well. Average daily natural gas volumes increased 194 mcf per day or 74% to 457 mcf per day in 2004 compared with 263 mcf per day in 2003. Average daily crude oil and liquid volumes rose 27 barrels per day or 66% to 68 barrels per day compared with 41 barrels per day in 2003. The Company also had 8 boe per day of royalty volumes at Wood River in 2004.

Gross Revenues:
Gross revenues were $2,590,000 in 2004 up $1,349,000 or 109% from the $1,241,000 in 2003 as a result of increased volumes combined with higher crude oil prices. Natural gas prices averaged $6.70 per mcf in 2004 compared with $6.76 per mcf in 2003. Crude oil and liquid prices increased to $47.17 per barrel in 2004 compared with $35.40 per barrel in 2003. The Company does not hedge any of its production. Interest income was $177,000 in 2004 compared with $43,600 in 2003 due to higher average cash balances.

Royalty Expense:
Royalty costs, net of Alberta Royalty Tax Credit ("ARTC") were $436,000 or 19% compared with $181,000 or 15.4% in 2003. This increase in royalty rates is due mainly to the expiry of a royalty holiday on the Wizard Lake well.

Management Discussion and Analysis

ANNUAL RESULTS

Production expenses:
Production expenses were $498,000 or $8.94 per boe in 2004 compared with $292,000 or $9.44 per boe in 2003. This increase of $206,000 or 71% is primarily the result of increased production volumes.

Depletion and Depreciation:
Depletion and depreciation was $872,000 in 2004 or $15.65 per boe compared with $502,000 or $16.25 in 2003. The increase of $370,000 or 74% in depletion costs was mainly due to higher volumes.

Accretion of asset retirement obligation:
The accretion of asset retirement obligations increased by $6,000 or 38% to $22,000 in 2004 from $16,000 in 2003 due to an increase in the number of wells to be abandoned and reclaimed.

Interest:
Interest expense increased by $164,100 or 1,844% in 2004 to $173,000 compared with $8,900 in 2003. This interest relates to charges under the Income Tax Act for flow-through shares issued in 2003. Most of the flow-through share obligations were spent in the fourth quarter of 2004.

General and Administrative Costs:
General and administrative expenses for 2004 and 2003 are summarized in the following table:

	2004	2003
Consulting fees	$ 341,097	$ 370,399
Directors fees	33,750	-
Filing and transfer fees	44,798	56,307
Legal and audit	36,999	36,156
Management services	-	480,000
Other	75,558	33,823
Rent and office	129,761	66,033
Salaries and benefits	541,955	87,947
Overhead recovered	(68,838)	-
Overhead capitalized	(303,861)	(32,100)
	$ 831,219	$ 1,098,565

General and administrative costs decreased by $268,000 or 24% to $831,000 from $1,099,000 in 2003 due to overhead recovered and capitalized in 2004. There were no management fees paid in 2004 compared to $480,000 in 2003, however, salaries and benefits increased significantly in 2004 as permanent technical, management and other staff were added to execute the capital program. Salaries and wages also include a $132,227 payment on the resignation of the former president in January 2004. In 2004 the Company commenced paying directors fees to the independent directors.

Grand Banks Energy Corporation
2004 Annual and Fourth Quarter Results
Form 51-102F1

Management Discussion and Analysis

ANNUAL RESULTS

Stock Compensation:
The Company expenses stock compensation costs for directors, officers, employees and consultants. This cost increased from $68,000 in 2003 to $1,018,000 in 2004 due to increased stock options issued for staff and independent directors combined with an increase in the volatility factor used in the stock compensation calculation. There were 425,000 options outstanding under the Company's stock option plan at December 31, 2003, and 1,730,000 options outstanding at December 31, 2004.

Future Income Taxes:
The Company's future income tax recovery was $2,559,000 in 2004 compared with $nil in 2003. At December 31, 2004, the Company had $37 million in tax pools available for future deduction. No tax asset was recognized at December 31, 2004 as there is no certainty the Company will be able to realize the value of these tax pools. The Company recorded a $2,559,000 recovery in 2004 in recognition of the tax benefit of flow-through shares issued in the fourth quarter of 2004.

Net Income (Loss):
The Company had net income of $999,000 or $0.05 per share in 2004 compared with a net loss of $926,000 in 2003 or $0.10 per share. The improvement in the Company's net income is due to the recording of a tax benefit of $2,559,000 as a result of the issuance of flow-through shares combined with increased revenues from higher sales volumes. This was partially offset by an increase in stock compensation expense.

Liquidity and Capital Resources:
The Company had working capital of $3,802,000 at December 31, 2004. During 2004, the Company had funds generated from operations of $651,000. Subsequent to year end, Grand Banks closed a private placement raising gross proceeds of $5,850,000 through the issuance of 3,000,000 flow-through common shares priced at $1.95 per share. Grand Banks also has a $750,000 line of credit available at Prime plus 1.5% which was not drawn on as at December 31, 2004. The Company has not declared any dividends. The Company, with its recent financing, has sufficient financial resources to meet its currently planned activities.

Financing Activities:
In the first quarter of 2004, Grand Banks issued 3,034,267 common shares for gross proceeds of $2,882,554. In the fourth quarter of 2004, the Company closed a flow-through share equity financing issuing 4,500,000 shares at $1.45 for gross proceeds of $6,525,000. Subsequent to year end, Grand Banks closed a private placement raising $5,850,000 through the issuance of 3,000,000 flow-through common shares priced at $1.95 per share. The Company granted loans of $356,250 during 2004 for the purchase of shares to certain employees and a consultant as discussed in the notes to the financial statements. In the first quarter of 2005 $213,750 of these loans have been repaid in full.

Management Discussion and Analysis

ANNUAL RESULTS

Financial Instruments:
Grand Banks does not have any commodity or financial instrument hedges. The Company carries various forms of financial instruments, all of which are recognized in Grand Banks' financial statements. Unless otherwise denoted in the 2004 financial statements, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted (Note 12). The Company has no unrecognized gains or losses on its financial instruments.

Investing Activities:
Capital spending increased by $11,952,000 or 1,018% from $1,174,000 in 2003 to $13,126,000 in 2004 as summarized in the following table.

Capital Spending	2004	2003
Land	$ 1,129,092	$ 96,520
G&G	1,316,900	13,327
Drilling and completion	9,105,144	755,538
Equipment and gathering	1,226,359	268,450
G&A capitalized	303,861	32,100
Office equipment	45,047	7,748
	$ 13,126,403	$ 1,173,683

At December 31, 2004, the Company had $4,331,000 of unevaluated property costs. The net book value of the Company's oil and gas property costs increased by $12,316,000 or 366% to $15,682,000 at December 31, 2004 compared with $3,366,000 at December 31, 2003.

Obligations:
At December 31, 2004, the Company had flow-through share spending obligations of $5,000,000 to be incurred by December 31, 2005. Grand Banks had office lease obligations of $145,000 in 2005, and has similar obligations of $148,000 in 2006 and $85,000 in 2007. The Company had no debt at December 31, 2004. Subsequent to year end, the Company raised additional capital through an issue of flow-through shares creating an additional spending obligation of $5,850,000 by December 31, 2006. The Company believes it has sufficient working capital and future cash flow to meet these obligations.

Grand Banks has ongoing obligations to participate in up to seven Devonian exploration wells located in West Central Alberta and North East British Columbia.

Grand Banks Energy Corporation
2004 Annual and Fourth Quarter Results
Form 51-102F1

Management Discussion and Analysis

ANNUAL RESULTS

Transactions with Related Parties:
The Company conducts oil and gas exploration and development activities and related transactions with organizations managed or controlled by directors. These transactions are negotiated and conducted using standard industry agreements and terms.

In April 2003, a director and officer of the Company exercised options for 100,000 shares at a price of $1.00 per share. In addition, two directors and officers of the Company exercised 240,000 warrants and options in January 2003 and exercised 496,000 warrants in April 2003 at a price of $1.00 per share. The Company also paid $240,000 in management consulting fees to two directors and officers and an additional $240,000 was paid pursuant to consulting agreements on a change of management, all of which was expensed in 2003.

The Company made payments in 2004 of $42,175 (2003 - $126,490) to a company controlled by a director and/or officer for consulting fees as disclosed in the notes to the financial statements.

In February 2004, four directors and officers of the Company subscribed for 1,000,000 units at $0.95 per unit in connection with a 2,884,267 unit private placement. Each unit consisted of one common share and one warrant, with each warrant convertible for one half of one common share.

The Company has included in general and administrative expenses $33,750, compared with no payments in 2003, for independent directors' fees paid in 2004. In January 2004, the Company paid a resignation settlement of $132,227 to its former President and CEO.

Included in other income is $17,070 of interest charged on the share purchase loans as disclosed in the notes to the financial statements.

Subsequent events:
In March 2005, the Company issued 3,000,000 flow-through common shares at a price of $1.95 per share for gross proceeds of $5,850,000.

In February 2005, share purchase loans totaling $213,750 were repaid in full. The Company also extended the repayment terms on the remaining outstanding loans for one additional year.

Grand Banks Energy Corporation
2004 Annual and Fourth Quarter Results
Form 51-102F1

Management Discussion and Analysis

QUARTERLY RESULTS

Fourth Quarter:
The following summarizes the results for the three months ended December 31, 2004 compared with the same period in 2003.

Sales Volumes:
Sales volumes for the fourth quarter of 2004 were 238 boe per day, up 142 boe per day or 148% compared with the 96 boe per day in the fourth quarter of 2003. The increase in sales volumes was due primarily to new wells on stream in the Blueberry, Bonanza, Berland River and Wood River areas of Alberta. Natural gas volumes increased 668 mcf per day or 283% to 904 mcf per day compared with 236 mcf per day in 2003. Crude oil and liquid volumes rose by 24 barrels per day or 42% to 81 barrels per day compared with 57 barrels per day in 2003. The Company also had 7 boe per day of royalty volumes at Wood River in 2004.

Gross Revenues:
Gross revenues were $993,000 in the fourth quarter of 2004 up $671,000 or 208% from the $322,000 in 2003 as increased volumes combined with higher product prices. Natural gas prices averaged $6.75 per mcf in 2004, up $1.32 per mcf or 24% when compared with $5.43 per mcf in 2003. Crude oil and liquid prices increased to $48.71 per barrel in 2004, up $17.66 or 57% when compared with $31.05 per barrel in 2003. The Company does not hedge any of its production. Interest income for the quarters was $44,000 in 2004, up $11,000 or 33% when compared with $33,000 in 2003.

Royalty Expense:
Royalty costs, net of Alberta Royalty Tax Credit ("ARTC") were $220,000 or 24% compared with $31,000 or 11% in 2003. The increase in royalty rates is due mainly to the expiry of a royalty holiday on the Wizard Lake well.

Production expenses:
Production expenses were $219,000 or $9.99 per boe in 2004 compared with $95,000 or $10.73 per boe in 2003. This increase of $124,000 or 131% was due primarily to increased production volumes.

Depletion and Depreciation:
Depletion and depreciation was $370,000 in 2004 or $16.88 per boe compared with $186,000 or $20.92 in 2003. The increase of $184,000 or 99% in total depletion costs was due to higher volumes partially offset by lower costs of reserve additions in the last quarter.

Accretion of asset retirement obligation:
The accretion of asset retirement obligations increased by $2,800 or 70% to $6,800 in 2004 from $4,000 for the same period in 2003 due to an increase in the number of wells to be abandoned and reclaimed.

Grand Banks Energy Corporation
2004 Annual and Fourth Quarter Results
Form 51-102F1

Management Discussion and Analysis

QUARTERLY RESULTS

Interest:
Interest expense increased $22,800 or 1,267% to $21,000 in 2004 compared with a reduction of $1,800 for the same period in 2003. This interest relates to flow-through shares issued. Most of the flow-through share obligations were spent in the fourth quarter of 2004. During 2003 the flow-through obligations were complete before the last quarter of the year.

General and Administrative Costs:
General and administrative expenses were $249,000 for the fourth quarter of 2004 up $120,000 or 93% compared with $129,000 in 2003. This increase is primarily a result of increases in consulting fees, salaries and benefits as additional staff and consultants were utilized to execute the Company's significantly expanded capital program.

Stock Compensation:
Stock compensation costs increased from $25,000 in the fourth quarter of 2003 to $866,000 in the same period of 2004 due to an increase in the volatility factor in the Black-Scholes model used to calculate stock compensation expense combined with 1,775,000 options issued to officers, directors, employees and consultants.

Future Income Taxes:
The Company's future income tax recovery was $2,259,000 in the fourth quarter of 2004 compared with $nil in the fourth quarter of 2003. As discussed previously, no future tax asset was recognized at December 31, 2004. The Company recorded a $2,559,000 tax recovery in the fourth quarter of 2004 in recognition of the tax benefit of flow-through shares issued in the quarter.

Net Income (Loss):
The Company had net income of $1,299,000 or $0.06 per share in 2004 compared with a net loss of $147,000 or $0.01 per share in 2003. The improvement in the net loss is due primarily to an income tax recovery of $2,559,000 in the quarter which was partially offset by increased stock compensation expense.

Quarterly Comparison:
Sales volumes were 70 boe per day in the first quarter of 2003. Volumes increased by 15 boe per day in the second quarter of 2003 due primarily to increased sales volumes at Wood River. These positive gains in revenue were more than offset by increased general and administrative costs. In the third quarter of 2003, a new well at Wizard Lake offset production declines at Bashaw. The net loss for the last quarter of 2003 was increased by higher depletion rates caused by reduced proven reserves under the new reserves definitions. Proved reserves were calculated under the new reserves definitions as contained in National Instrument 51-101.

In the first quarter of 2004, sales volumes increased to 115 boe per day, from 96 boe per day in the fourth quarter of 2003 due to new wells at Wood River. In the third quarter of 2004, new wells at Bonanza and Berland River increased sales volumes to 139 boe per day. The fourth quarter sales volumes increased to 238 boe per day in 2004 due to the full quarter effect of the third quarter additions and new wells at Bittern Lake and Blueberry.

Grand Banks Energy Corporation
2004 Annual and Fourth Quarter Results
Form 51-102F1

Management Discussion and Analysis

QUARTERLY RESULTS

Quarterly Comparison:

The quarterly results are prepared without audit or review by the Company's independent Auditors. The following table summarizes the Company's financial and operating highlights for the past eight quarters. Sales volumes are the average for the period shown, net to the Company, before the deduction of royalties.

Quarter ended	**Dec. 31 2004**	**Sept. 30 2004**	**June 30 2004**	**March 31 2004**
Sales Volumes:				
Natural gas – mcf-day	904	362	286	270
Crude oil and liquids - bbls/day	81	70	62	60
Royalty income – boe/day	7	8	6	10
boe per day (6:1)	238	139	116	115
Financial results				
Gross revenues	$ 993,264	$ 606,121	$ 513,415	$ 477,401
Net income (loss)	$ 1,299,381	$ (50,101)	$ (69,930)	$ (180,269)
Net income (loss) per share -basic and fully diluted	$ 0.06	$ (0.00)	$ (0.00)	$ (0.01)
Total assets	$ 24,646,605	$ 14,395,049	$ 13,664,945	$ 13,488,771
Working capital	$ 3,801,655	$ 6,387,964	$ 8,139,064	$ 9,100,679

Quarter ended	**Dec. 31 2003**	**Sept. 30 2003**	**June 30 2003**	**March 31 2003**
Sales Volumes:				
Natural gas – mcf-day	236	222	332	261
Crude oil and liquids - bbls/day	57	49	30	27
Royalty income - boe/day	-	-	-	-
boe per day (6:1)	96	86	85	70
Financial results				
Gross revenues	$ 321,948	$ 313,557	$ 307,323	$ 298,126
Net income (loss)	$ (146,750)	$ (60,846)	$ (621,592)	$ (96,493)
Net income (loss) per share -basic and fully diluted	$ (0.01)	$ (0.01)	$ (0.08)	$ (0.02)
Total assets	$ 11,050,880	$ 4,557,239	$ 4,690,791	$ 3,245,844
Working capital	$ 7,469,647	$ 1,005,985	$ 976,804	$ (317,845)

Management Discussion and Analysis

CHANGES IN ACCOUNTING POLICIES

Asset Retirement Obligations:

In February 2002 the Canadian Institute of Chartered Accountants "CICA" issued a new standard, Section 3110 of the CICA handbook *Asset Retirement Obligations*. The new standard focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, development or normal operations of the assets. The obligations are measured at fair value and the resulting costs are capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying cash flows. The asset retirement cost is amortized to income on a unit-of-production basis.

The new standard is effective for years beginning on or after January 1, 2004. Grand Banks adopted the standard on January 1, 2004 and restated prior year's results in accordance with the requirements of the policy.

The present value of future asset retirement obligations have been recorded as a liability on the balance sheet of oil and gas companies with the offsetting amount recorded as property plant and equipment. Each period the cost of the asset retirement obligation will be amortized as depletion expense. In addition, the increase in the present value of future asset retirement obligations, due to the passage of time, will be recorded as accretion expense and included with depletion.

New ceiling test rules are also required under Accounting Guideline 16 effective March 31, 2004. These new rules have been adopted by Grand Banks as contained in the notes to the financial statements.

OTHER ITEMS

Outstanding Shares, Options and Warrants:

The following table is a summary of the Company's share capital structure.

As of	December 31, 2004	April 12, 2005
Common Shares outstanding	23,272,300	26,546,575
Warrants outstanding	2,344,054	2,069,779
Options outstanding	1,730,000	1,730,000
Fully diluted	27,346,354	30,346,354

Since December 31, 2004, no options have been exercised and 274,275 warrants have been exercised for common shares of the Company at a price of $1.25 per common share.

Management Discussion and Analysis

OTHER ITEMS

Outstanding Shares, Options and Warrants continued:

	Number of Shares	Weighted Average Exercise Price
Options outstanding, December 31, 2003	425,000	$1.05
Options - granted	1,625,000	$1.05
- granted	150,000	$1.15
- exercised	-	
- cancelled	(470,000)	
Options outstanding, December 31, 2004	1,730,000	$1.05
Options vested, December 31, 2004	626,670	$1.04

The weighted average exercise term of all options is 5.2 years and for vested options is 4.2 years.

Warrants Issued	Expiry	Number	Average Price
Warrants outstanding at December 31, 2003		927,920	$1.23
Issued	August and September 2005	1,517,134	$1.25
Exercised in the year		(84,000)	$1.00
Exercised in the year		(17,000)	$1.25
Warrants outstanding at December 31, 2004		2,344,054	$1.25

The outstanding warrants to be exercised at December 31, 2004 are as follows:

As of December 31, 2004 Exercise Date	Exercise Price	Number of Warrants
May 12, 2005	$1.25	826,920
August 27, 2005	$1.25	1,442,134
September 3, 2005	$1.25	75,000
		2,344,054

The weighted average term of the warrants is 0.55 years.

At December 31, 2004, the Company had 2,281,834 warrants and 62,220 broker warrants outstanding. No additional warrants or options have been issued subsequent to December 31, 2004.

Additional details on the shares, options and warrants outstanding at December 31, 2004 are available in the notes to the financial statements.

Management Discussion and Analysis

OTHER ITEMS

Company Directors:

The following table summarizes the members of the board of directors and their committee involvement.

Director	Status	Director since	Audit Committee	Reserves Committee	Compensation Committee
E.C. (Ted) McFeely	President, CEO and Chairman of the Board	June 2001		Member	Member
Brian H. Gore	Independent Director	January 2004			Chairman
Kenneth H. Hayes	Independent Director	January 2004	Member	Member	Member
W.J. (Bill) McNaughton	Independent Director	May 2004	Chairman		
Thomas S. Bamford	Independent Director	August 2004	Member	Chairman	

Critical Accounting Estimates:
Management is required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Company.

Reserve estimates have a significant impact on income or loss, as they are a key component in the calculation of depletion and depreciation and site restoration costs. A change in the reserve quantity estimates will result in a corresponding change in depletion, depreciation and site restoration costs. In addition, if capitalized costs are determined to be in excess of the calculated ceiling, which is based on reserve quantities and values, the excess must be written off as an expense. Future site restoration costs are estimated and amortized over the life of reserves. A change in estimated future site restoration costs will change the amortization of site restoration costs included in depletion and depreciation expense.

Grand Banks has 100% of its reserves evaluated by Paddock Lindstrom & Associates Ltd., an independent petroleum engineering consultant.

Grand Banks Energy Corporation
2004 Annual and Fourth Quarter Results
Form 51-102F1

Management Discussion and Analysis

FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking or outlook information with respect to Grand Banks. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe", "outlook", and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to be correct. You should not unduly rely on forward-looking statements included in this report. These statements speak only as of the date of this management discussion and analysis.

Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this management discussion and analysis.

- Volatility in market prices for oil and natural gas;
- Risks inherent in our operations;
- Geological, technical, drilling and processing problems;
- General economic conditions;
- Industry conditions, including fluctuation in the price of oil and natural gas;
- Governmental regulation;
- Fluctuation in foreign exchange and interest rates;
- Unanticipated events that can reduce production or cause production to be shut-in or delayed;
- Failure to obtain industry partner and other third party consents and approvals, when required;
- The need to obtain required approvals from regulatory authorities; and
- The other factors discussed under "Operational and Other Business Risks" in this management discussion and analysis.

OPERATIONAL AND OTHER BUSINESS RISKS

Need to Replace and Grow Reserves:
The future oil and natural gas production of Grand Banks, and therefore future cash flows, are highly dependent upon ongoing success in exploring its current and future undeveloped land base, exploiting the current producing properties, and acquiring or discovering additional reserves. Without reserve additions through exploration, acquisition or development activities, reserves and production will decline over time as reserves are depleted.

The business of discovering, developing, or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital become limited or unavailable, the ability of Grand Banks to make the necessary capital investments to maintain and expand its oil and natural gas reserves may be impaired.

There can be no assurance that Grand Banks will be able to find and develop or acquire additional reserves to replace and grow production at acceptable costs.

Management Discussion and Analysis

OPERATIONAL AND OTHER BUSINESS RISKS

Exploration, Development and Production Risks:
Oil and natural gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures made on future exploration by Grand Banks will result in new discoveries of oil and natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones, tools lost in the hole and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

The long-term commercial success of Grand Banks depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that Grand Banks will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participation are identified, Grand Banks may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recover of drilling, completion and operating cost. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rate over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blowouts, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Reserve Estimates:
The production forecast and recoverable estimates contained in Grand Banks' engineering report are only estimates and the actual production and ultimate recoverable reserves from the properties may be greater or less than the independent estimates of Paddock Lindstrom & Associates Ltd.

Management Discussion and Analysis

OPERATIONAL AND OTHER BUSINESS RISKS

Reserve Estimates *continued:*
There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of Grand Banks. The reserve and cash flow information set forth herein represent estimates only. The reserves and estimated future net cash flow from the assets of Grand Banks have been independently evaluated effective December 31, 2004 by Paddock Lindstrom & Associates Ltd. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditure, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of Grand Banks. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. The foregoing evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

Volatility of Oil and Natural Gas Prices:
The operational results and financial condition of Grand Banks will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect of the operations, proved reserves, and financial conditions of Grand Banks and could result in a reduction of the net production revenue of the Company causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings which might be made available to the Company are typically determined in part by the borrowing base of the reserves of Grand Banks. A sustained material decline in prices from historical average prices could reduce the borrowing base of Grand Banks, therefore reducing the bank credit available to Grand Banks and could require that a portion of such bank debt be repaid.

Grand Banks uses the full cost method of accounting for oil and natural gas properties. Under this accounting method, capitalized costs are reviewed on a quarterly basis for impairment to ensure that the carrying amount of these costs is recoverable based on expected future cash flows.

Management Discussion and Analysis

OPERATIONAL AND OTHER BUSINESS RISKS

Operational Hazards and Other Uncertainties:
Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, and oil spills, each of which could result in substantial damage to oil and natural gas wells, production faculties, other property and the environment or in personal injury. In accordance with industry practice, Grand Banks is not fully insured against all of these risks, nor are all such risks insurable. Although Grand Banks will maintain liability insurance, where available, in an amount which it considers adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Grand Banks could incur significant costs that could have a material adverse affect upon its financial condition. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such equipment or access restrictions may affect the availability and/or cost of such equipment to Grand Banks and may delay exploration and development activities. To the extent Grand Banks is not the operator of its oil and gas properties, the Company will be dependent on other operators for timing of activities related to non-operating properties and will be largely unable to direct or control the activities of the operators.

Although property title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of Grand Banks which could result in reduction of the revenue received by the Company.

Competition:
There is strong competition relating to all aspects of the oil and natural gas industry. Grand Banks will actively compete for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than does Grand Banks.

Key Personnel:
The success of Grand Banks will depend in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on Grand Banks. Grand Banks does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of Grand Banks are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Grand Banks will be able to continue to attract and retain all personnel necessary for the development and operation of its business.

Management Discussion and Analysis

OPERATIONAL AND OTHER BUSINESS RISKS

Environmental Risks:
The oil and natural gas industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. A breach of such regulations may result in the imposition of fines or issuances of clean up orders in respect of Grand Banks or its assets. Such regulation may be changed to impose higher standards and potentially more costly obligations on Grand Banks. There can be no assurance that future environmental costs will not have a material adverse affect on Grand Banks.

OTHER INFORMATION

Additional information regarding Grand Banks Energy Corporation's reserves and other data is available on SEDAR at sedar.com.